

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 29, 2016

Via E-mail
Kirt Gardner
Chief Financial Officer
UBS Group AG
677 Washington Boulevard
Stamford, Connecticut 06901

> **Re:**   **UBS Group AG**
> **UBS AG**
> **Forms 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Form 6-K dated July 29, 2016**
> **File Nos. 1-36764 and 1-15060**

Dear Mr. Gardner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syrian Human Rights Act, page 12

1.   In your letter to us dated September 30, 2013, you described contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, services, or technology you have provided to Syria and Sudan, directly or indirectly, and

any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Consolidated Financial Statements of UBS Group AG, page 390

Note 1 Summary of significant accounting policies, page 409

b) Changes in accounting policies, comparability and other adjustments, page 428

Statement of cash flows – definition of cash and cash equivalents, page 428

3.   Please address the following regarding your disclosure that you have changed your definition of cash and cash equivalents to exclude cash collateral receivables on derivative instruments with bank counterparties.

- Please describe the drivers for this change in classification. As part of your response, tell us how you considered paragraph 7 of IAS 7 in determining your treatment of these receivables before and after the change.

- Tell us the duration terms of the derivative contracts which are collateralized by the cash receivables formerly treated as cash equivalents.

- Clarify whether all cash collateral receivables from banks for your derivative contracts were formerly included in cash equivalents or only a subset of your cash collateral receivables meeting certain parameters. Please identify any such parameters in your response.

Form 6-K filed on July 29, 2016

UBS Group AG Interim Consolidated Financial Statements, page 75

Note 1. Basis of Accounting, page 86

London Clearing House interest rate swaps converted to a settlement model, page 86

4.   We note your disclosure that effective June 30, 2016 you elected to convert your interest rate swaps transacted with the London Clearing House (LCH) from the previous collateral model to a settlement model. Your disclosure goes on to state that the interest rate swaps are now legally settled on a daily basis resulting in the derecognition of the associated assets and liabilities, and the effect of this change as of June 30, 2016 is a CHF 93 billion reduction in gross cash collateral receivables and payables on derivative instruments and corresponding netting presented in Note 12. Please address the following:

- Tell us in more detail the specific terms that changed as a result of the conversion that resulted in the interest rate swaps now being considered legally settled on a daily basis. As part of your response, please tell us whether the timing or amount of cash flows related to the interest rate swaps has changed.

- Tell us whether any of the interest rate swaps that were affected by the conversion were included in hedge accounting relationships at the time of conversion. If so, please tell us your consideration of the guidance in paragraphs 91 and 101 of IAS 39.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Kevin W. Vaughn, Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services